DANIEL C. PERSINGER

WARNER NORCROSS & JUDD, LLP

616.752.2353

FAX 616.222.2353

dpersinger@wnj.com

November 1, 2013

VIA EDGAR

Kathryn McHale

Senior Staff Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mercantile Bank Corporation
Registration Statement on Form S-4/A
Filed October 21, 2013
File No. 333-191212

Dear Ms. McHale:

Thank you for your letter of October 30, 2013 (the “Comment Letter”) and for your comments relating to the Registration Statement on Form S-4 (the “Registration Statement”) of our client, Mercantile Bank Corporation (the “Company”), which was filed on October 21, 2013. This response is submitted on behalf of the Company. The Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions made to the Registration Statement in response to the Comment Letter, simultaneously with this letter.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of your comments is set forth in bold, followed by the Company’s response to such comment. The page numbers in the bold captions refer to pages in the Registration Statement, while the page numbers in the Company’s responses refer to the page numbers in Amendment No. 2. Capitalized terms used in this letter but not defined herein have the meaning give to such terms in Amendment No. 2.

Form S-4

Interests of Firstbank Directors and Executive Officers in the Merger, page 13

1.	We note your response to comment 8 in our letter dated October 16, 2013; however, you have provided the requested information in the aggregate for all officers and directors rather than for each officer and director. In addition, your disclosure in the main section does not clearly aggregate the amount payable to each officer and director so that an investor could readily understand the total benefit. Therefore, we reissue the comment.

WARNER NORCROSS & JUDD LLP

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Kathryn McHale

United States Securities and Exchange Commission

November 1, 2013

Response:	In response to your comment, we have taken the following steps to revise our disclosure:

1.	In the summary sections for each of Mercantile and Firstbank, we have provided tabular disclosure showing the compensation payable to each officer and director. These disclosures appear on pages 12 (with respect to Mercantile) and 14 (with respect to Firstbank).

2.	We have improved the disclosure of merger related compensation payable to Firstbank executives and directors by consolidating such compensation into a single easily readable table, which appears on page 92. We have also moved the tabular disclosure toward the beginning of each section so that it is more prominent for the reader.

Material U.S. Federal Income Tax Consequences, page 124

2.	We note that you have chosen to provide “short form” tax opinions as exhibits to the registration statement. However, the discussion in the registration statement is inadequate. Please state the opinion of counsel clearly rather than referring to other opinions that will be given and remove language such as “[the companies] intend for the merger to qualify as a reorganization….” Please see Staff Legal Bulletin 19 (October 14, 2011) for further guidance.

Response:	In response to the staff’s comment, we have revised the disclosure of the tax opinions by taking the following steps:

1.	We have deleted the references to future opinions. We have stated the opinion of counsel clearly and moved that statement toward the beginning of the section where the reader can easily find it. The revised disclosure appears on pages 125 and 126 of Amendment No. 2.

2.	We have deleted all references to a statement that the merger is “intended” to qualify as a reorganization.

Kathryn McHale

United States Securities and Exchange Commission

November 1, 2013

Please contact me at 616-752-2353 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Daniel C. Persinger

Daniel C. Persinger